1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

October 6, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935;

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,832

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 1,832 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the Trust:

iShares Edge U.S. Fixed Income Balanced Risk ETF (the “Fund”).

The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1) Investment Objectives and Policies

The Fund seeks to track the investment results of an index, composed of taxable U.S. dollar-denominated bonds and U.S. Treasury futures, which targets an equal allocation between interest rate and credit spread risk.

The Fund seeks to track the Bloomberg Barclays U.S. Fixed Income Balanced Risk Index (the “Underlying Index”), which measures the performance of the corporate and mortgage portion of the Bloomberg Barclays Universal Index (the “Parent Index”) while targeting an equal allocation between interest rate and credit spread risk.

As of August 30, 2017, there were 5,492 issues in the Underlying Index from issuers in over 30 countries or regions. The Underlying Index may include large-, mid- or small-capitalization companies. Components of the Underlying Index primarily include agency securities, mortgage-

backed securities, and financials companies. A significant portion of the portfolio is invested in U.S. dollar-denominated investment-grade and high yield fixed-income securities. The components of the Underlying Index, and the degree to which these components represent certain industries, are likely to change over time. Securities may be registered or privately placed.

The Underlying Index uses a rules-based approach to calculate an equal volatility-weighted allocation to each of five segments of the Parent Index: (1) investment-grade corporate bonds 1-5 year; (2) investment-grade corporate bonds 5-10 year; (3) high yield corporate bonds rated BB or higher; (4) high yield corporate bonds rated below BB; and (5) U.S. agency mortgage-backed securities (“MBS”).

To increase overall yield and credit spread exposure, the Underlying Index incorporates a leverage factor of up to 25% that redeploys MBS exposure, via cash pending settlement from to-be-announced (“TBA”) mortgage transactions, toward other index constituent securities. The Underlying Index further adjusts interest rate risk so that it equals credit spread risk, by adding either long positions in U.S. Treasury bonds or short positions in U.S. Treasury futures.

(2) Changes from Recent Filings

The Fund’s description of its investment strategy and risk factors are specific to the Fund. The portfolio managers are specific to the Fund. Fee information will be specific to this Fund. The discussion of the tax implications of buying and selling shares is specific to this Fund.

iShares Edge U.S. Fixed Income Balanced Risk ETF, a series of iShares U.S. ETF Trust (the “Predecessor Fund”) is an actively managed exchange-traded fund (“ETF”) and, thus, does not seek to track the performance of a specified index. The Predecessor Fund has an investment objective of seeking total return and preservation of capital. The Fund will operate as a passively-managed ETF and will have an investment objective of seeking to track the investment results of an index composed of taxable U.S. dollar-denominated bonds and U.S. Treasury futures, which target an equal allocation between interest rate and credit spread risk.

The change in the investment objective is not expected to have a significant effect on the Predecessor Fund’s investments or the risks related to such investments. There will be no change to the Predecessor Fund’s fundamental investment policies, but the Predecessor Fund’s non-fundamental investment policy of investing at least 80% of its net assets in a portfolio of U.S. dollar-denominated investment-grade fixed-income securities will be revised to invest at least 80% of its net assets in securities of the Fund’s underlying index. The Fund will also have the same contractual management fee as the Predecessor Fund, will be advised by BlackRock Fund Advisors, the same investment adviser as the Predecessor Fund, will be managed by the same portfolio managers and the same persons currently serving as trustees and officers of the Predecessor Fund will also serve as trustees and officers of the Fund.

The Amendment follows the general format used in prior filings for the Trust prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 1,770, filed pursuant to Rule 485(a)(2) on June 26, 2017, relating to the iShares High Yield Low Beta ETF, which became effective on September 11, 2017 (“PEA 1,770”).

(3) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in prior filings for the Trust, which has been reviewed by the Staff. In particular, the format and index specific disclosure is based on PEA 1,770. The substantially similar sections are as follows:

In the Prospectus:

“More Information About the Fund,” “Portfolio Holdings Information,” “Management – Administrator, Custodian and Transfer Agent,” “Management – Conflicts of Interest,” “Shareholder Information – Buying and Selling Shares,” “Shareholder Information – Book Entry,” “Shareholder Information – Share Prices,” “Shareholder Information – Determination of Net Asset Value,” “Shareholder Information – Dividends and Distributions,” “Shareholder Information – Taxes,” “Shareholder Information – Householding,” and “Distribution.”

In the Statement of Additional Information:

“Proxy Voting Policy,” “Portfolio Holdings Information,” “Continuous Offering,” “Management – Potential Conflicts of Interest,” “Investment Advisory, Administrative and Distribution Services – Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services – Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services – Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services – Distributor,” “Investment Advisory, Administrative and Distribution Services – Payments by BFA and its Affiliates,” “Determination of Net Asset Value,” “Brokerage Transactions,” “Additional Information Concerning the Trust – DTC as Securities Depository for Shares of the Fund,” “Additional Information Concerning the Trust – Distribution of Shares,” “Creation and Redemption of Creation Units – Role of the Authorized Participant,” “Creation and Redemption of Creation Units – Placement of Creation Orders,” “Creation and Redemption of Creation Units – Purchase Orders,” “Creation and Redemption of Creation Units – Timing of Submission of Purchase Orders,” “Creation and Redemption of Creation Units – Acceptance of Orders for Creation Units,” and “Miscellaneous Information.”

*    *    *    *    *

Unlike a typical registration statement for a new series, this Fund will serve as the successor to the Predecessor Fund and, therefore, the Amendment contains the financial and performance information of the Predecessor Fund. Unlike the Predecessor Fund, which operates as an actively-managed ETF, the Fund will operate as a passively-managed ETF. Aside from these differences, the operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration

Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Jaeyoung Choi

Deepa Damre

Patrick Ekeruo

Michael Gung

Nicole Hwang

Joel Whipple

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).